Tidal Trust II

234 West Florida Street, Suite 700

Milwaukee, WI 53204

October 27, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Trust II
File No. 333-299473
Request for Withdrawal of Registration Statement on Form N-14

Ladies and Gentlemen:

Tidal Trust II (the “Trust”) applies under Rule 477 of the Securities Act of 1933, as amended, to withdraw its entire Form N-14 registration statement, File No. 333-299473, filed October 15, 2026 (Accession No. 0001999371-26-022856), including the exhibits filed with it (the “Registration Statement”).

The Registration Statement covers shares of Hilton Dividend & Yield Equity ETF and Hilton NCA Enhanced Fixed Income ETF, each a series of the Trust (the “Acquiring Funds”), to be issued in the proposed reorganizations of Sound Equity Dividend Income ETF and Sound Enhanced Fixed Income ETF, respectively, each a series of Tidal Trust I (the “Target Funds”).

This request for withdrawal is being made as the result of desired changes to be made to the Acquiring Funds’ names, investment strategies and sub-advisory relationships, upon closing of the reorganizations of the Target Funds, which were not fully reflected in the Registration Statement being withdrawn. The Trust intends to subsequently file a new registration statement on N-14 that reflects such changes in respect of the Acquiring Funds.

No securities were sold in connection with the offering described in the Registration Statement.

The Trust believes that granting this request would serve the public interest and protect investors. This application concerns only the Registration Statement identified above; other Trust filings remain outside its scope.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews
David Mathews
Senior Counsel II
Tidal Investments LLC, on behalf of Tidal Trust II